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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____ )*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
654889104
(CUSIP Number)
Lawrence Investments, LLC
101 Ygnacio Valley Road, Suite 320
Walnut Creek, CA 94596
Attn: President
Fax No.: (925) 977-9099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Mollusk Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		1,007,590 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,007,590 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,007,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
(1) Includes 142,075 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Issuer, including payment-in-kind dividends through September 30, 2006.
(2) Based on 9,644,192 shares of Common Stock outstanding as of February 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10–Q filed with the Commission on February 12, 2007, and assumes issuance of 142,075 shares of Common Stock upon conversion of Series F Convertible Preferred Stock.

(Page 2 of 14 Pages)

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Cephalopod Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		1,007,590 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,007,590 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,007,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO, HC
(1) Includes 142,075 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Issuer, including payment-in-kind dividends through September 30, 2006.
(2) Based on 9,644,192 shares of Common Stock outstanding as of February 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10–Q filed with the Commission on February 12, 2007, and assumes issuance of 142,075 shares of Common Stock upon conversion of Series F Convertible Preferred Stock.

(Page 3 of 14 Pages)

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Lawrence Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		1,007,590 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,007,590 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,007,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company), HC
(1) Includes 142,075 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Issuer, including payment-in-kind dividends through September 30, 2006.
(2) Based on 9,644,192 shares of Common Stock outstanding as of February 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 12, 2007, and assumes issuance of 142,075 shares of Common Stock upon conversion of Series F Convertible Preferred Stock.

(Page 4 of 14 Pages)

CUSIP No.	654889104

1	NAMES OF REPORTING PERSONS: Lawrence J. Ellison

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,007,590 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,007,590 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,007,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC
(1) Includes 142,075 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Issuer, including payment-in-kind dividends through September 30, 2006.
(2) Based on 9,644,192 shares of Common Stock outstanding as of February 12, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 12, 2007, and assumes issuance of 142,075 shares of Common Stock upon conversion of Series F Convertible Preferred Stock.

(Page 5 of 14 Pages)

      Introductory note: This statement on Schedule 13D is filed jointly by the undersigned Reporting Persons (as defined in Item 2 below), and entirely supersedes, amends and restates as to each of such Reporting Persons the previous statement on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, and as amended by Amendments No. 1 through No. 9 (the “Original 13D”), that had been jointly filed by the Reporting Persons and certain other parties as listed and described therein. To the extent the Original 13D indicated or affirmed the existence of a “group” consisting of the Reporting Persons and the other persons jointly filing the Original 13D, that group dissolved on February 14, 2007. The Reporting Persons hereby disclaim their membership in any such group, other than in a group consisting of the Reporting Persons as joint filers, as described below. All further filings with respect to transactions in the securities reported upon in this statement on Schedule 13D will be filed, if required, by the Reporting Persons as a separate group.
Item 1. Security and Issuer
      This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Nobel Learning Communities, Inc., a Delaware corporation (“Nobel” or the “Issuer”). The address of the principal executive office of the Issuer is 1615 W Chester Pike, Suite 200, West Chester, Pennsylvania 19382-6223 .
Item 2. Identity and Background
      This statement is being filed jointly by: (A) Mollusk Holdings, LLC; (B) Cephalopod Corporation; (C) Lawrence Investments, LLC; and (D) Lawrence J. Ellison, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.
(A) Mollusk Holdings, LLC
      Mollusk Holdings, LLC (“Mollusk”) is a California limited liability company whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596. Mollusk’s principal business is to make and hold investments made on behalf of Mr. Ellison. Mollusk has no executive officers or directors. Mollusk is managed directly by its members, Cephalopod Corporation (which is the managing member) and Lawrence Investments, LLC.
(B) Cephalopod Corporation
      Cephalopod Corporation (“Cephalopod”) is a California corporation whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596. Cephalopod’s principal business is to manage and act as a holding company for entities that make and hold private equity investments made on behalf of Mr. Ellison. Mr. Ellison is the Chief Executive Officer of Cephalopod. Philip B. Simon is the sole director of Cephalopod and also the President, Chief Financial Officer and Secretary of Cephalopod.

( Page 6 of 14 Pages )

(C) Lawrence Investments, LLC
      Lawrence Investments, LLC (“Lawrence Investments”) is a California limited liability company whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596. Lawrence Investment’s principal business is to manage and act as a holding company for entities that make and hold private equity investments made on behalf of Mr. Ellison. Lawrence Investments has no directors. Lawrence Investments is managed by its members, who are the Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (the “Ellison Trust”), Philip B. Simon and Steven B. Fink. Mr. Fink is the Chief Executive Officer of Lawrence Investments, and Mr. Simon is the President of Lawrence Investments.
      Mr. Ellison is the sole beneficiary and a co-trustee of the Ellison Trust. Mr. Simon is the other co-trustee of the Ellison Trust. The Ellison Trust was formed under the laws of the State of California, its principal business is to hold the assets and estate of Mr. Ellison, and its business address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.
      Mr. Fink is a citizen of the United States of America. His principal employment is as Chief Executive Officer of Lawrence Investments, and his principal business address is 1250 4th Street, Santa Monica, CA 90401.
      Mr. Simon is a citizen of the United States of America. His principal employment is as a principal of Howson & Simon LLP, an accounting and wealth management advisory firm. His principal business address is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.
(D) Lawrence J. Ellison
      Lawrence J. Ellison is a citizen of the United States of America. His principal employment is as Chief Executive Officer of Oracle Corporation. Mr. Ellison’s and Oracle’s business address is 500 Oracle Parkway, Redwood Shores, CA 94065. Oracle is the world’s largest provider of enterprise software. For purposes of the federal securities laws, Mr. Ellison may be deemed to be the person ultimately in control of Mollusk, Cephalopod and Lawrence Investments.
      During the last five years, none of the Reporting Persons, and neither the Ellison Trust, Mr. Simon nor Mr. Fink has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
      The Common Stock and rights to acquire Common Stock held by the Reporting Persons were acquired in part through a purchase and in part through a distribution.

( Page 7 of 14 Pages )

      On September 9, 2003, Mollusk acquired 118,481 shares of the Issuer’s Series F Convertible Preferred Stock (the “Series F Preferred”) through a purchase directly from the Issuer for an aggregate purchase price of $604,254. The funds for the purchase of the Series F Preferred were provided to Mollusk by Cephalopod and Lawrence, each of which received its funding from Mr. Ellison. The rights, preferences and privileges of the Series F Preferred include provision for payment-in-kind of dividends, payable quarterly at annual rates of 5% or 8%, through the third anniversary from issuance, after which time the Issuer at its election is permitted to pay future dividends in cash or in stock. The Issuer has been electing to pay cash dividends since September 2006. Including payment-in-kind dividends through February 16, 2007, the Series F Preferred held by Mollusk is convertible into 142,075 shares of Common Stock, subject to anti-dilution adjustment, at any time at the election of Mollusk.
      The balance of the shares stock of Nobel currently held by Mollusk were received through a distribution to Mollusk of its pro rata beneficial ownership in shares of Common Stock that were initially acquired by a predecessor to KU Learning, LLC, a Delaware limited liability company (“KU Learning”). Those shares had been originally acquired in December 1997, January 1998 and November 1999, in open market and privately negotiated purchase transactions by a predecessor of KU Learning, using personal funds provided by Mr. Ellison and other direct and indirect owners of such predecessor of KU Learning. An aggregate total of 1,883,500 shares of Common Stock were acquired during that time, and the aggregate amount of funds used to acquire those shares was approximately $11,800,000. On February 14, 2007, KU Learning distributed, without consideration, all of the Common Stock that it held directly to its sole member Mounte LLC (“Mounte”) which in turn immediately distributed such Common Stock, without consideration, to each of its members on a pro rata basis in accordance with their respective interests in Mounte (the “Distribution”). Pursuant to the Distribution, Mollusk received and now directly holds 865,515 shares of Common Stock.
Item 4. Purpose of Transaction
      Prior to the Distribution, as a result of the joint ownership of Mounte by the Reporting Persons, along with another group of persons including ET Holdings, L.L.C., a Delaware limited liability company, Hampstead Associates, L.L.C., a Delaware limited liability company, Ridgeview Associates, LLC, a California limited liability company, Blesbok LLC, a Delaware limited liability company, Michael R. Milken, an individual, and Lowell J. Milken, an individual (collectively, the “ET Holdings Group”), the ET Holdings Group and the Reporting Persons reported that they may be deemed to be a group with respect to their holdings of shares of stock of Nobel, as described in the Original 13D.
      The effect of the Distribution was to divide and separate the ownership of the shares of Common Stock previously held through KU Learning and Mounte. As a result of the Distribution, effective February 14, 2007, the ET Holdings Group and the Reporting Persons do not jointly hold any Common Stock, and they are no longer acting together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer; nor do they have any common intentions with respect to the Common Stock or other securities of the Issuer. Consequently, the Reporting Persons and the ET Holdings Group no longer constitute a “group”

( Page 8 of 14 Pages )

as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended; except that the Reporting Persons constitute a separate group consisting of themselves as joint filers, and some or all of the ET Holdings Group may continue to constitute another separate group.
      The Reporting Persons acquired the shares of Common Stock and the Series F Preferred in order to obtain an equity position in the Issuer. The Reporting Persons acquired the Common Stock and the Series F Preferred in the purchase transaction and the Distribution described under Item 3, and hold the securities of Nobel currently beneficially owned by them for general investment purposes. They retain the right to change their investment intent, at any time. The Reporting Persons intend to review on a continuing basis their investment in the shares of Common Stock and the Series F Preferred in light of the factors discussed below.
      The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the shares of Common Stock or Series F Preferred in the open market or in privately negotiated transactions.
      Except as set forth above, none of the Reporting Persons, and neither the Ellison Trust, Mr. Simon nor Mr. Fink, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) Amount beneficially owned:
Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 1,007,590 (1)(2)(3)
Steven B. Fink: 25,000 (4)(5)
Philip B. Simon: 0 (5)
Percent of class:
Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 10.3% (6)
(b) Number of shares as to which each such person has:
(i) Sole power to vote or to direct the vote:
Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 1,007,590 (1)(2)(3)
Steven B. Fink: 20,000 (4)(5)
Philip B. Simon: 0 (5)

( Page 9 of 14 Pages )

(ii)	Shared power to vote or to direct the vote: n/a
      (iii) Sole power to dispose or to direct the disposition of:
Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 1,007,590 (1)(2)(3)
Steven B. Fink: 20,000 (4)(5)
Philip B. Simon: 0 (5)
(iv)	shared power to dispose or to direct the disposition of:

n/a
Notes:
(1) Of the total amount shown, 865,515 shares of Common Stock are issued and outstanding, and held directly by Mollusk, and 142,075 shares of Common Stock are issuable upon conversion of Series F Convertible Preferred Stock of the Issuer held directly by Mollusk, including payment-in-kind dividends through February 14, 2007.
(2) Cephalopod and Lawrence Investments together control Mollusk, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Mollusk. Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.
(3) Includes ownership interests held by Mr. Ellison through the Ellison Trust.
(4) Consists of options to acquire shares of Common Stock granted to Mr. Fink in connection with service as a member of the Board of Directors of Nobel, which options are exercisable by Mr. Fink within 60 days.
(5) Mr. Fink and Mr. Simon, as members of Lawrence Investments, each have an allocated minority interest in the overall profits and losses in the investments made or managed by Lawrence Investments, including the investments represented by the securities of Nobel held by the Reporting Persons.
(6) Calculations are based on 9,786,267 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 9,644,192 shares of the Issuer’s Common Stock outstanding as of February 12, 2007, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on February 12, 2007, plus (ii) the additional 142,075 shares of Common Stock by which the outstanding Common Stock of the Issuer would increase as a result of the issuance of shares upon conversion of the Series F Convertible Preferred Stock mentioned in footnote 1.
      (c) To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons and neither the Ellison Trust, Mr. Simon nor Mr. Fink has effected any transactions in the Common Stock during the past 60 days.

( Page 10 of 14 Pages )

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mollusk directly acquired the Series F Preferred from Nobel pursuant to the terms of a Series F Convertible Preferred Stock Purchase Agreement dated as of September 9, 2003 among Nobel and parties including Mollusk (the “Stock Purchase Agreement”), and Nobel and parties including Mollusk also entered into a Registration Rights Agreement dated as of September 9, 2003 (the “Rights Agreement”). The Stock Purchase Agreement and the Rights Agreement provide for restrictions on the sale of the Series F Preferred, and grant certain information rights, contractual rights of participation in offerings of equity securities by Nobel, and provide for rights to demand registration of shares of Common Stock received upon conversion of the Series F Preferred.
     The operating agreements and other charter documents of Mollusk, Cephalopod and Lawrence Investments include provisions with respect to the ownership and distribution of securities held by those entities. Under those agreements and charter documents, Mr. Ellison effectively owns and controls all the assets and securities held by those entities, including the securities of the Issuer beneficially owned by them. Mr. Fink and Mr. Simon, as members of Lawrence Investments, each have an allocated minority interest in the overall profits and losses in the investments made or managed by Lawrence Investments, including the investments represented by the securities of Nobel held by the Reporting Persons.
     Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, among the persons enumerated in Item 2, or between them and any other person, with respect to any securities of Nobel, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than proceeds, standard default and similar provisions contained in loan agreements.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1
     Exhibit 99.2

(Page 11 of 14 Pages)

I. SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2007	MOLLUSK HOLDINGS, LLC,
a California limited liability company

By: CEPHALOPOD CORPORATION
a California corporation
Its: Member

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: February 16, 2007	CEPHALOPOD CORPORATION,
a California corporation

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: February 16, 2007	LAWRENCE INVESTMENTS, LLC,
a California limited liability company

/s/ Philip B. Simon

By: Philip B. Simon
Its: Member

Dated: February 16, 2007	Lawrence J. Ellison,
an individual

/s/ Philip B. Simon

By: Philip B. Simon, his attorney-in-fact

(Page 12 of 14 Pages)

EXHIBITS

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to Schedule 13G with respect to Leapfrog Enterprises, Inc. filed by the Reporting Persons on February 14, 2006)

(Page 13 of 14 Pages)

EXHIBIT 99.1
JOINT FILING AGREEMENT
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.
Dated: February 16, 2007

Lawrence Investments, LLC

/s/ Philip B. Simon

Name: Philip B. Simon Its: Member

Cephalopod Corporation

/s/ Philip B. Simon

Name: Philip B. Simon Its: President

Mollusk Ventures, LLC By: Cephalopod Corporation, Member

/s/ Philip B. Simon

Name: Philip B. Simon Its: President

Lawrence J. Ellison

By: /s/ Philip B. Simon

by Philip B. Simon, his attorney in fact

(Page 14 of 14 Pages)